

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 29, 2017

Via E-Mail
Mr. Tim Richerson
Chief Executive Officer
JM Global Holding Company
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

>   **Re: JM Global Holding Company**
>   **Revised Preliminary Merger Proxy Statement on Schedule 14A**
>   **Filed December 20, 2017**
>   **File No. 1-37513**

Dear Mr. Richerson:

We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to the Preliminary Proxy Statement filed December 20, 2017

Sunlong Management's Discussion and Analysis, page 156

Results of Operations, page 157

1.   You state on page 159: "Our trading of industrial waste materials are dependent to the progress of the end users whom used our solid waste recycling equipment and when they are able to sell those industrial waste materials to our suppliers to process the waste." Please clarify this sentence given it appears that China Sunlong's suppliers sell waste

materials to China Sunlong and then China Sunlong sells those waste materials to the two significant business "end users" who are related to each other, but then those end users sell the waste materials back to the suppliers. Assuming this sequence is correct, explain to us why the two related end users do not instead purchase the waste materials directly from the suppliers, since your suppliers directly drop ship the waste materials to them. In this regard, it is not clear what value, if any, China Sunlong has provided to the related end users and therefore how it has earned or appropriately recognized revenues. It is also not clear whether there is a legitimate business purpose for the two related end users to pay a 34% premium (equivalent to the gross margin recorded on these transactions through September 30, 2017) to only process these transactions through China Sunlong. Please disclose in the filing whether management believes that this trading business model is sustainable and the basis for that assessment.

2. We have read the revision on page 161 related to the third bullet of comment 4 in our letter dated December 14, 2017. You have disclosed that you earned consulting revenue during the year ended December 31, 2016 with "minimal cost" associated with that revenue. Please explain why or how such revenue was able to be recorded with "minimal cost."

Liquidity and Capital Resources, page 170

3. Regarding the latest revision to the accounts receivable discussion on page 170, the responses provided in your letters raise a concern that China Sunlong's September 30, 2017 allowance for doubtful accounts accounting policy was not applied in a complete and objective manner as required by ASC 310-10-35-4 through 35-11. The responses focus on unsupported and subjective assumptions while failing to fully address the primary objective and verifiable evidence that was known when the September 30, 2017 financial statements were filed on December 1, 2017. For example, when the September 30, 2017 financial statements were filed, management knew that the two affiliated customers that generated substantially all of your 2017 trading revenue had not paid any of the $18.7 million of receivables associated with those revenues, irrespective of the applicable 30 day payment terms. Further, management knew that approximately $11 million of that balance was over five months old and that the significant delinquency cannot reasonably be attributed to the two customers' longer "operating cycles" given that these same customers were apparently able to pay substantially all of the $837,332 they owed on the July 1, 2016 – December 31, 2016 trading sales transactions by December 31, 2016. Also, management was aware that they had very little experience negotiating these trading transactions prior to 2017. We further note that despite our prior request, management was not able to specifically explain why the customers have not been able to pay what they owe. In addition, there does not appear to be any

objective and verifiable evidence supporting an assumption that the two customers currently have the financial resources to pay what they owe. ASC 310-10-35-8 requires that management consider such known evidence that existed up through the date the financial statements were actually issued. Please revise the China Sunlong financial statements to establish an allowance for doubtful accounts balance that reasonably reflects the known, adverse and objective evidence surrounding the collectibility of these receivables. Alternatively, provide us with English translation versions of the underlying contracts and a chronological summary of all discussions between China Sunlong and the two customers concerning the causes and status of these delinquent accounts so that we can better understand whether there is a rational and objective basis for the zero allowance balance at September 30, 2017. In assessing the materiality of this issue, we note that the delinquent receivables approximate 30% of 2017 total assets and 50% of 2017 total revenue. Further, we note that per page 93, the China Sunlong purchase that shareholders are voting on was valued using a multiple of projected 2017 revenue.

4. On page F-54, it is reported that two customers accounted for 45.2% and 43.6% of the September 30, 2017 receivables balance. We understand that these two customers are in fact related to each other. Please revise Note 11 to disclose whether any of the referenced customers and suppliers are related and disclose the nature of the relationships. In addition, please clarify whether any of the $14.8 million of trading business prepayments (page 171) were paid to entities that are in any way related to the two customers that have been unable to pay their $18.7 million of receivables. If so, then please explain why no September 30, 2017 loss allowance was reserved against this asset.

5. Please tell us whether the two major customers, Wuhan KYX and Wuhan Zhirong (page 34), are either directly or indirectly owned or controlled by the people/entities that own or control the major supplier, Wuhan Jingxin Photovoltaics New Energy Technology Co., Ltd (page 36). Address also any relationship between these entities and Wuhan Mingjia Industry and Trade Development Co. Ltd. since page 192 reports that Ms. Li controlled both Wuhan and China Sunlong. Describe also any family or contractual relationships between Ms. Li and Mr. Wensheng Yan. If China Sunlong's major customers are controlled by the same parties that control their major supplier, then clarify for us how China Sunlong has any substantive control over the pricing in transactions involving those companies. Specifically, it would appear that the person/entity that controls both the supplier and the customer could dictate any pricing terms as well as any associated accounts receivable payment provisions. Absent a legitimate ability to establish selling prices, it would appear that the trading transactions described on page 159 should be recognized on a net basis instead of on a gross basis.

You may direct questions on comments on the financial statements and related matters to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ John Cash, *for*

Pamela A. Long
Assistant Director

Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
Douglas Ellenoff, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105